Filed pursuant to Rule 433

Registration No. 333-222648

November 16, 2020

Assurant, Inc.

$250,000,000 5.25% SUBORDINATED NOTES DUE 2061

Issuer:	Assurant, Inc. (the “Company”)

Expected Ratings/Outlook*:	Ba1 (Stable) (Moody’s) / BB+ (Stable) (S&P)

Securities:	5.25% Subordinated Notes due 2061 (the “Subordinated Notes”)

Format:	SEC Registered

Trade Date:	November 16, 2020

Settlement Date**:	November 19, 2020 (T+3)

Maturity Date:	January 15, 2061

Aggregate Principal Amount:	$250,000,000

Over-Allotment Option:	None

Price to Public:	$25.00 plus accrued interest, if any, from November 19, 2020 to the date of delivery

Underwriting Discount:	$0.7875 per Subordinated Note sold to retail investors and $0.50 per Subordinated Note sold to institutional investors

Net Proceeds (before expenses) to Issuer:	$244,913,750

Coupon:	5.25%

Interest Payment Dates:	Quarterly on January 15, April 15, July 15 and October 15 of each year, commencing on April 15, 2021

Optional Redemption:

The Company may elect to redeem the Subordinated Notes:

•  in whole at any time or in part from time to time on or after January 15, 2026 at a redemption price equal to 100% of the principal amount of the Subordinated Notes being redeemed, plus accrued and unpaid interest (including compounded interest) to, but excluding, the date of redemption; provided that if the Subordinated Notes are not redeemed in whole, at least $25 million aggregate principal amount of the Subordinated Notes, excluding any Subordinated Notes held by the Company or any of the Company’s affiliates, must remain outstanding after giving effect to such redemption; or

•  in whole, but not in part, at any time prior to January 15, 2026, within 90 days after the occurrence of a “rating agency event,” a “tax event” or a “regulatory capital event” (as defined in the Preliminary Prospectus Supplement) at a redemption price equal to (i) with respect to a “rating agency event,” 102% of their principal amount and (ii) with respect to a “tax event” or a “regulatory capital event,” their principal amount, in each case plus accrued and unpaid interest (including compounded interest) to, but excluding, the date of redemption.

Option to Defer Interest Payments:	So long as no event of default with respect to the Subordinated Notes has occurred and is continuing, the Company has the right, on one or more occasions, to defer interest payments on the Subordinated Notes for one or more consecutive interest periods for up to five years as described in the Preliminary Prospectus Supplement. The Company may not defer interest beyond the maturity date, any earlier accelerated maturity date arising from an event of default or any other earlier redemption of the Subordinated Notes. During a deferral period, interest will continue to accrue on the Subordinated Notes at the then-applicable rate of the Subordinated Notes described above and deferred interest on the Subordinated Notes will bear additional interest at the then-applicable interest rate of the Subordinated Notes, compounded on each interest payment date, subject to applicable law. If the Company has paid all deferred interest (including compounded interest thereon) on the Subordinated Notes, the Company can again defer interest payments on the Subordinated Notes as described above.

Certain Payment Restrictions Following Deferral of Interest:	At any time when the Company has given notice of its election to defer interest payments on the Subordinated Notes but the related deferral period has not yet commenced or a deferral period is continuing, the Company and its subsidiaries generally may not make payments on or redeem or purchase any shares of its capital stock or any of its debt securities or guarantees that rank upon its liquidation on a parity with or junior to the Subordinated Notes, subject to certain limited exceptions.

Denominations:	$25 and integral multiples of $25 in excess thereof

Day Count Convention:	30/360

Payment Business Days:	New York

CUSIP / ISIN Number:	04621X 306 / US04621X3061

Listing:	The Company intends to apply to list the Subordinated Notes on the New York Stock Exchange.

Joint Book-Running Managers:	Wells Fargo Securities, LLC Morgan Stanley & Co. LLC J.P. Morgan Securities LLC

Co-Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

Goldman Sachs & Co. LLC

HSBC Securities (USA) Inc.

KeyBanc Capital Markets Inc.

Lloyds Securities Inc.

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**

It is expected that delivery of the Subordinated Notes will be made against payment therefor on or about November 19, 2020, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Subordinated Notes on the date of pricing will be required, by virtue of the fact that the Subordinated Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Subordinated Notes who wish to trade the Subordinated Notes on the date of pricing should consult their own advisors.

The issuer has filed a registration statement, including a prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Book-Running Managers will arrange to send you the prospectus if you request it by contacting Wells Fargo Securities, LLC, 608 2nd Avenue South, Suite 1000, Minneapolis, MN 55402, Attention: WFS Customer Service, or by emailing wfscustomerservice@wellsfargo.com or by calling at (800) 645-3751; Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, Attention: Prospectus Department, or by emailing prospectus@morganstanley.com or by calling at (866) 718-1649; and J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attention: Investment Grade Syndicate Desk, or by calling at (212) 834-4533.